Exhibit 99.3

Cameco Corporation

2017 condensed consolidated interim financial statements

(unaudited)

July 26, 2017

Cameco Corporation

Consolidated statements of earnings

(Unaudited)	Note	Three months ended		Six months ended
($Cdn thousands, except per share amounts)		Jun 30/17	Jun 30/16	Jun 30/17	Jun 30/16
Revenue from products and services		$469,740	$466,397	$862,286	$874,647
Cost of products and services sold		298,199	306,401	593,149	552,226
Depreciation and amortization		78,671	117,306	120,900	161,616

Cost of sales		376,870	423,707	714,049	713,842

Gross profit		92,870	42,690	148,237	160,805
Administration		43,719	60,596	84,431	112,772
Impairment charge	4	—	124,368	—	124,368
Exploration		6,047	11,549	16,398	26,899
Research and development		2,368	1,798	4,368	2,761
Other operating income	8	(11,409)	—	(5,840)	—
Loss on disposal of assets		5,203	5,212	4,573	8,594

Earnings (loss) from operations		46,942	(160,833)	44,307	(114,589)
Finance costs	10	(27,991)	(31,488)	(55,747)	(58,893)
Gain (loss) on derivatives	16	22,508	(11,340)	34,080	76,129
Finance income		905	884	2,175	2,507
Other income (expense)	11	(14,694)	3,182	(11,171)	(18,533)

Earnings (loss) before income taxes		27,670	(199,595)	13,644	(113,379)
Income tax expense (recovery)	12	29,296	(64,546)	33,376	(55,896)

Net loss		(1,626)	(135,049)	(19,732)	(57,483)

Net earnings (loss) attributable to:
Equity holders		$(1,564)	$(137,368)	$(19,604)	$(59,343)
Non-controlling interest		(62)	2,319	(128)	1,860

Net loss		$(1,626)	$(135,049)	$(19,732)	$(57,483)

Loss per common share attributable to equity holders:
Basic	13	$(0.00)	$(0.35)	$(0.05)	$(0.15)

Diluted	13	$(0.00)	$(0.35)	$(0.05)	$(0.15)

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of comprehensive income

(Unaudited)	Note	Three months ended		Six months ended
($Cdn thousands)		Jun 30/17	Jun 30/16	Jun 30/17	Jun 30/16
Net loss		$(1,626)	$(135,049)	$(19,732)	$(57,483)
Other comprehensive loss, net of taxes
Items that are or may be reclassified to net earnings:
Exchange differences on translation of foreign operations		(32,825)	(21,442)	(14,567)	(96,452)
Unrealized gains (losses) on available-for-sale assets[1]		(5,204)	434	(1,102)	1,735

Other comprehensive loss, net of taxes		(38,029)	(21,008)	(15,669)	(94,717)

Total comprehensive loss		$(39,655)	$(156,057)	(35,401)	(152,200)

Other comprehensive income (loss) attributable to:
Equity holders		$(38,029)	$(21,021)	$(15,667)	$(94,875)
Non-controlling interest		—	13	(2)	158

Other comprehensive loss for the period		$(38,029)	$(21,008)	$(15,669)	$(94,717)

Total comprehensive income (loss) attributable to:
Equity holders		$(39,593)	$(158,389)	$(35,271)	$(154,218)
Non-controlling interest		(62)	2,332	(130)	2,018

Total comprehensive loss for the period		$(39,655)	$(156,057)	$(35,401)	$(152,200)

[1]	Net of tax (Q2 2017 - $798; Q2 2016 - ($66); 2017 - $399; 2016 - ($266))

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of financial position

(Unaudited)	Note	As at
($Cdn thousands)		Jun 30/17	Dec 31/16
Assets
Current assets
Cash and cash equivalents		$282,693	$320,278
Accounts receivable		109,063	242,482
Current tax assets		15,132	11,552
Inventories	5	1,327,449	1,287,939
Supplies and prepaid expenses		163,263	169,084
Current portion of long-term receivables, investments and other	6	19,108	10,498

Total current assets		1,916,708	2,041,833

Property, plant and equipment		4,510,554	4,655,586
Goodwill and intangible assets		195,136	203,310
Long-term receivables, investments and other	6	497,166	512,484
Deferred tax assets		812,613	835,985

Total non-current assets		6,015,469	6,207,365

Total assets		$7,932,177	$8,249,198

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities		197,411	312,900
Current tax liabilities		5,304	36,413
Dividends payable		39,579	39,579
Current portion of other liabilities	7	45,731	60,744
Current portion of provisions	8	39,812	19,619

Total current liabilities		327,837	469,255

		—
Long-term debt		1,493,886	1,493,327
Other liabilities	7	115,487	122,988
Provisions	8	830,526	889,163
Deferred tax liabilities		17,518	15,937

Total non-current liabilities		2,457,417	2,521,415

Shareholders’ equity
Share capital	9	1,862,652	1,862,646
Contributed surplus		219,141	216,213
Retained earnings		2,921,130	3,019,872
Other components of equity		143,973	159,640

Total shareholders’ equity attributable to equity holders		5,146,896	5,258,371
Non-controlling interest		27	157

Total shareholders’ equity		5,146,923	5,258,528

Total liabilities and shareholders’ equity		$7,932,177	$8,249,198

Commitments and contingencies [notes 8, 12]

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of changes in equity

	Attributable to equity holders
				Foreign	Available-		Non-
(Unaudited)	Share	Contributed	Retained	currency	for-sale		controlling	Total
($Cdn thousands)	capital	surplus	earnings	translation	assets	Total	interest	equity
Balance at January 1, 2017	$1,862,646	$216,213	$3,019,872	$156,411	$3,229	$5,258,371	$157	$5,258,528
Net loss	—	—	(19,604)	—	—	(19,604)	(128)	(19,732)
Total comprehensive loss	—	—	—	(14,565)	(1,102)	(15,667)	(2)	(15,669)

Total comprehensive loss for the period	—	—	(19,604)	(14,565)	(1,102)	(35,271)	(130)	(35,401)

Share-based compensation	—	8,289	—	—	—	8,289	—	8,289
Stock options exercised	6	(1)	—	—	—	5	—	5
Restricted and performance share units released	—	(5,360)	—	—	—	(5,360)	—	(5,360)
Dividends	—	—	(79,138)	—	—	(79,138)	—	(79,138)
Balance at June 30, 2017	$1,862,652	$219,141	$2,921,130	$141,846	$2,127	$5,146,896	$27	$5,146,923

Balance at January 1, 2016	$1,862,646	$209,115	$3,241,902	$233,918	$(561)	$5,547,020	$(1,741)	$5,545,279

Net earnings (loss)	—	—	(59,343)	—	—	(59,343)	1,860	(57,483)
Other comprehensive income (loss) for the period	—	—	—	(96,610)	1,735	(94,875)	158	(94,717)

Total comprehensive income (loss) for the period	—	—	(59,343)	(96,610)	1,735	(154,218)	2,018	(152,200)

Share-based compensation	—	8,232	—	—	—	8,232	—	8,232
Restricted and performance share units released	—	(7,002)	—	—	—	(7,002)	—	(7,002)
Dividends	—	—	(79,151)	—	—	(79,151)	—	(79,151)

Balance at June 30, 2016	$1,862,646	$210,345	$3,103,408	$137,308	$1,174	$5,314,881	$277	$5,315,158

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of cash flows

(Unaudited)	Note	Three months ended		Six months ended
($Cdn thousands)		Jun 30/17	Jun 30/16	Jun 30/17	Jun 30/16
Operating activities
Net loss		$(1,626)	$(135,049)	$(19,732)	$(57,483)
Adjustments for:
Depreciation and amortization		78,671	117,306	120,900	161,616
Deferred charges		(7,788)	(94,927)	(508)	(92,608)
Unrealized loss (gain) on derivatives		(26,904)	22,610	(37,843)	(129,191)
Share-based compensation	15	2,751	3,555	8,289	8,232
Loss on disposal of assets		5,203	5,212	4,573	8,594
Finance costs	10	27,991	31,488	55,747	58,893
Finance income		(905)	(884)	(2,175)	(2,507)
Impairment charge	4	—	124,368	—	124,368
Other operating income	8	(11,409)	—	(5,840)	—
Other expense (income)	11	14,703	(3,181)	11,159	18,550
Income tax expense (recovery)	12	29,296	(64,546)	33,376	(55,896)
Interest received		7,611	281	8,212	1,308
Income taxes paid		(3,393)	(9,969)	(42,258)	(90,766)
Other operating items	14	15,768	(47,163)	(11,628)	(280,766)

Net cash provided by (used in) operations		129,969	(50,899)	122,272	(327,656)

Investing activities
Additions to property, plant and equipment		(30,413)	(61,739)	(53,319)	(113,244)
Decrease (increase) in long-term receivables, investments and other		895	(1,609)	8,469	(1,275)
Proceeds from sale of property, plant and equipment		628	1,742	716	1,844

Net cash used in investing		(28,890)	(61,606)	(44,134)	(112,675)

Financing activities
Increase (decrease) in debt		(2,107)	105,236	—	234,745
Interest paid		(20,520)	(21,432)	(34,695)	(35,607)
Proceeds from issuance of shares, stock option plan		(1)	—	4	—
Dividends paid		(39,579)	(39,579)	(79,138)	(79,151)

Net cash provided by (used in) financing		(62,207)	44,225	(113,829)	119,987

Increase (decrease) in cash and cash equivalents, during the period		38,872	(68,280)	(35,691)	(320,344)
Exchange rate changes on foreign currency cash balances		(2,359)	442	(1,894)	(6,733)
Cash and cash equivalents, beginning of period		246,180	199,365	320,278	458,604

Cash and cash equivalents, end of period		$282,693	$131,527	$282,693	$131,527

Cash and cash equivalents is comprised of:
Cash				78,427	44,814
Cash equivalents				204,266	86,713

Cash and cash equivalents				$282,693	$131,527

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Notes to condensed consolidated interim financial statements

(Unaudited)

(Cdn$ thousands, except per share amounts and as noted)

1. Cameco Corporation

Cameco Corporation is incorporated under the Canada Business Corporations Act. The address of its registered office is 2121 11th Street West, Saskatoon, Saskatchewan, S7M 1J3. The condensed consolidated interim financial statements as at and for the period ended June 30, 2017 comprise Cameco Corporation and its subsidiaries (collectively, the Company or Cameco) and the Company’s interests in associates and joint arrangements. The Company is primarily engaged in the exploration for and the development, mining, refining, conversion, fabrication and trading of uranium for sale as fuel for generating electricity in nuclear power reactors in Canada and other countries.

2. Significant accounting policies

A.	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with Cameco’s annual consolidated financial statements as at and for the year ended December 31, 2016.

These condensed consolidated interim financial statements were authorized for issuance by the Company’s board of directors on July 26, 2017.

B. Basis of presentation

These condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information is presented in Canadian dollars, unless otherwise noted. Amounts presented in tabular format have been rounded to the nearest thousand except per share amounts and where otherwise noted.

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items which are measured on an alternative basis at each reporting date:

Derivative financial instruments	Fair value
Available-for-sale financial assets	Fair value
Liabilities for cash-settled share-based payment arrangements	Fair value
Net defined benefit liability	Fair value of plan assets less the present value of the
defined benefit obligation

The preparation of the condensed consolidated interim financial statements in conformity with International Financial Reporting Standards (IFRS) requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may vary from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2016.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 5 of the December 31, 2016 consolidated financial statements.

3. Accounting standards

New standards and interpretations not yet adopted

A number of new standards and amendments to existing standards are not yet effective for the period ended June 30, 2017 and have not been applied in preparing these condensed consolidated interim financial statements. Cameco does not intend to early adopt any of the following standards or amendments to existing standards, unless otherwise noted.

i. Revenue

In May 2014, the International Accounting Standards Board (IASB) issued IFRS 15, Revenue from Contracts with Customers (IFRS 15). IFRS 15 is effective for periods beginning on or after January 1, 2018 and is to be applied retrospectively. IFRS 15 clarifies the principles for recognizing revenue from contracts with customers. Cameco does not expect the standard to have a material impact on the financial statements.

ii. Financial instruments

In July 2014, the IASB issued IFRS 9, Financial Instruments (IFRS 9). IFRS 9 replaces the existing guidance in IAS 39, Financial Instruments: Recognition and Measurement (IAS 39). IFRS 9 includes revised guidance on the classification and measurement of financial assets, a new expected credit loss model for calculating impairment on financial assets and new hedge accounting requirements. It also carries forward, from IAS 39, guidance on recognition and derecognition of financial instruments.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption of the new standard permitted. Cameco does not expect the standard to have a material impact on the financial statements.

iii. Leases

In January 2016, the IASB issued IFRS 16, Leases (IFRS 16). IFRS 16 is effective for periods beginning on or after January 1, 2019, with early adoption permitted. IFRS 16 eliminates the current dual model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Instead, there is a single, on-balance sheet accounting model that is similar to current finance lease accounting. The extent of the impact of adoption of IFRS 16 has not yet been determined.

iv. Disclosure initiative

In January 2017, the IASB issued Disclosure Initiative (Amendments to IAS 7). The standard applies prospectively and is effective for annual periods beginning on or after January 1, 2017, with earlier application permitted. The amendments require disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flow and non-cash changes. Cameco does not expect the amendments to have a material impact on the financial statements.

4. Impairment

In the second quarter of 2016, production was suspended at our Rabbit Lake operation. In accordance with the provisions of IAS 36, Impairment of Assets, Cameco considered this to be an indicator that the assets of the cash generating unit could potentially be impaired and accordingly, we were required to estimate the recoverable amount of these assets.

An impairment charge of $124,368,000 was recognized relating to our Rabbit Lake operation in northern Saskatchewan, which is part of the uranium segment. The charge was for the full carrying value of this cash generating unit. The recoverable amount of the mine and mill was based on a fair value less costs to sell model, which incorporated the future cash flows, including care and maintenance costs, expected to be derived from the operation. It was categorized as a non-recurring level 3 fair value measurement.

The discount rate used in the fair value less costs to sell calculation was 8% and was determined based on a market participant’s incremental borrowing cost, adjusted for the marginal return that the participant would expect to use on an investment in the mine and mill. Other key assumptions included uranium price forecasts and operating and capital cost forecasts. Uranium prices applied in the calculation were based on approved internal price forecasts, which reflect management’s expectation of prices that a market participant would use. Operating and capital cost forecasts were determined based on management’s internal cost estimates.

5. Inventories

	Jun 30/17	Dec 31/16
Uranium
Concentrate	$1,043,980	$989,202
Broken ore	32,077	45,581

	1,076,057	1,034,783
NUKEM	127,018	141,040
Fuel services	124,374	112,116

Total	$1,327,449	$1,287,939

Cameco expensed $351,045,000 of inventory as cost of sales during the second quarter of 2017 (2016 - 0$350,958,000). For the six months ended June 30, 2017, Cameco expensed $658,862,000 of inventory as cost of sales (2016 - $612,542,000). Included in cost of sales for the period ended June 30, 2017, is an $11,295,000 net write-down of NUKEM inventory to reflect net realizable value due to reduced market prices (June 30, 2016 - $13,700,000).

NUKEM enters into financing arrangements where future receivables arising from certain sales contracts are sold to financial institutions in exchange for cash. These arrangements require NUKEM to satisfy its delivery obligations under the sales contracts, which are recognized as deferred sales (note 7). In addition, NUKEM is required to pledge the underlying inventory as security against these performance obligations. As of June 30, 2017, NUKEM had $4,720,000 ($3,637,000 (US)) of inventory pledged as security under financing arrangements (December 31, 2016 - $4,884,000 ($3,637,000 (US))).

6. Long-term receivables, investments and other

	Jun 30/17	Dec 31/16
Investments in equity securities [note 16]	$13,316	$14,807
Derivatives [note 16]	26,151	10,612
Advances receivable from JV Inkai LLP [note 18]	70,671	90,095
Investment tax credits	92,848	93,920
Amounts receivable related to tax dispute [note 12]	264,042	264,042
Other	49,246	49,506

	516,274	522,982
Less current portion	(19,108)	(10,498)

Net	$497,166	$512,484

7. Other liabilities

	Jun 30/17	Dec 31/16
Deferred sales	$29,801	$29,423
Derivatives [note 16]	34,451	58,885
Accrued pension and post-retirement benefit liability	72,046	69,699
Other	24,920	25,725

	161,218	183,732
Less current portion	(45,731)	(60,744)

Net	$115,487	$122,988

Deferred sales includes $5,937,000 ($4,575,000 (US)) of performance obligations relating to financing arrangements entered into by NUKEM (December 31, 2016 - $6,143,000 ($4,575,000 (US))) (note 5).

8. Provisions

	Reclamation	Waste disposal	Total
Beginning of year	$893,617	$15,165	$908,782
Changes in estimates and discount rates
Capitalized in property, plant, and equipment	(26,952)	—	(26,952)
Recognized in earnings	(5,840)	(1,543)	(7,383)
Provisions used during the period	(5,738)	(110)	(5,848)
Unwinding of discount	11,593	66	11,659
Impact of foreign exchange	(9,920)	—	(9,920)

End of period	$856,760	$13,578	$870,338

Current	37,524	2,288	39,812
Non-current	819,236	11,290	830,526

	$856,760	$13,578	$870,338

9. Share capital

At June 30, 2017, there were 395,792,732 common shares outstanding. Options in respect of 8,495,019 shares are outstanding under the stock option plan and are exercisable up to 2025. For the quarter ended June 30, 2017, there were no options that were exercised resulting in the issuance of shares (2016—nil). For the six months ended June 30, 2017, 210 options were exercised that resulted in the issuance of shares (2016—nil).

10. Finance costs

	Three months ended		Six months ended
	Jun 30/17	Jun 30/16	Jun 30/17	Jun 30/16
Interest on long-term debt	$18,208	$19,174	$36,396	$37,987
Unwinding of discount on provisions	5,883	5,502	11,659	11,151
Other charges	3,900	6,329	7,692	9,234
Interest on short-term debt	—	483	—	521

Total	$27,991	$31,488	$55,747	$58,893

11. Other income (expense)

	Three months ended		Six months ended
	Jun 30/17	Jun 30/16	Jun 30/17	Jun 30/16
Foreign exchange gains (losses)	$(14,703)	$3,179	$(11,159)	$(25,584)
Gain on change in investment accounting	—	—	—	7,032
Other	9	3	(12)	19

Total	$(14,694)	$3,182	$(11,171)	$(18,533)

In the first quarter of 2016, Cameco’s share in one of its associates decreased such that equity accounting was no longer appropriate. As a result, the difference between its carrying value and fair value was recognized in other income. As an available-for-sale investment, future changes in fair value are being recognized in other comprehensive income.

12. Income taxes

	Three months ended		Six months ended
	Jun 30/17	Jun 30/16	Jun 30/17	Jun 30/16
Earnings (loss) before income taxes
Canada	$60,216	$(264,571)	$75,186	$(247,451)
Foreign	(32,546)	64,976	(61,542)	134,072

	$27,670	$(199,595)	$13,644	$(113,379)

Current income taxes
Canada	$789	$2,792	$2,100	$1,974
Foreign	1,642	7,449	4,886	13,137

	$2,431	$10,241	$6,986	$15,111
Deferred income taxes (recovery)
Canada	$33,362	$(69,325)	$35,804	$(67,798)
Foreign	(6,497)	(5,462)	(9,414)	(3,209)

	$26,865	$(74,787)	$26,390	$(71,007)

Income tax expense (recovery)	$29,296	$(64,546)	$33,376	$(55,896)

Cameco has recorded $812,613,000 of deferred tax assets (December 31, 2016—$835,985,000). Based on projections of future income, realization of these deferred tax assets is probable and consequently a deferred tax asset has been recorded.

Canada

In 2008, as part of the ongoing annual audits of Cameco’s Canadian tax returns, Canada Revenue Agency (CRA) disputed the transfer pricing structure and methodology used by Cameco and its wholly owned Swiss subsidiary, Cameco Europe Ltd., in respect of sale and purchase agreements for uranium products. From December 2008 to date, CRA issued notices of reassessment for the taxation years 2003 through 2011, which in aggregate have increased Cameco’s income for Canadian tax purposes by approximately $4,100,000,000. CRA has also issued notices of reassessment for transfer pricing penalties for the years 2007 through 2010 in the amount of $292,400,000. During July, 2017, CRA issued a reassessment charging a transfer pricing penalty of $78,000,000 related to 2011. Cameco believes it is likely that CRA will reassess Cameco’s tax returns for subsequent years on a similar basis and that these will require Cameco to make future remittances or provide security on receipt of the reassessments.

Using the methodology we believe that CRA will continue to apply and including the $4,100,000,000 already reassessed, we expect to receive notices of reassessment for a total of approximately $8,100,000,000 for the years 2003 through 2016, which would increase Cameco’s income for Canadian tax purposes and result in a related tax expense of approximately $2,400,000,000. In addition to penalties already imposed, CRA may continue to apply penalties to taxation years subsequent to 2011. As a result, we estimate that cash taxes and transfer pricing penalties would be between $1,750,000,000 and $1,950,000,000. In addition, we estimate there would be interest and instalment penalties applied that would be material to Cameco. While in dispute, we would be responsible for remitting or otherwise securing 50% of the cash taxes and transfer pricing penalties (between $875,000,000 and $975,000,000), plus related interest and instalment penalties assessed, which would be material to Cameco.

Under Canadian federal and provincial tax rules, the amount required to be remitted each year will depend on the amount of income reassessed in that year and the availability of elective deductions. Recently, the CRA disallowed the use of any loss carry-backs to be applied to any transfer pricing adjustment, starting with the 2008 tax year. In light of our view of the likely outcome of the case, we expect to recover the amounts remitted to CRA, including cash taxes, interest and penalties totalling $264,042,000 already paid as at June 30, 2017 (December 31, 2016—$264,042,000) (note 6). In addition to the cash remitted, we have provided $421,000,000 in letters of credit to secure 50% of the cash taxes and related interest.

The trial for the 2003, 2005 and 2006 reassessments commenced in October, 2016. Final arguments are currently scheduled for September, 2017. If this timing is adhered to, we expect to have a Tax Court decision within six to 18 months after the trial is complete.

Having regard to advice from its external advisors, Cameco’s opinion is that CRA’s position is incorrect and Cameco is contesting CRA’s position and expects to recover any amounts remitted or secured as a result of the reassessments. However, to reflect the uncertainties of CRA’s appeals process and litigation, Cameco has recorded a cumulative tax provision related to this matter for the years 2003 through the current period in the amount of $56,000,000. While the resolution of this matter may result in liabilities that are higher or lower than the reserve, management believes that the ultimate resolution will not be material to Cameco’s financial position, results of operations or liquidity in the year(s) of resolution. Resolution of this matter as stipulated by CRA would be material to Cameco’s financial position, results of operations or liquidity in the year(s) of resolution and other unfavourable outcomes for the years 2003 to date could be material to Cameco’s financial position, results of operations and cash flows in the year(s) of resolution.

Further to Cameco’s decision to contest CRA’s reassessments, Cameco is pursuing its appeal rights under Canadian federal and provincial tax rules.

United States

We previously received Revenue Agent’s Reports (RARs) from the Internal Revenue Service (IRS) for the taxation years 2009 to 2012, whereby the IRS had challenged the transfer pricing used under certain intercompany transactions with our corporate structure. The IRS asserted that a portion of the non-US income reported under our corporate structure and taxed outside the US should be recognized and taxed in the US.

The original proposed adjustments would have resulted in an increase in taxable income in the US of approximately $419,000,000 (US) and a corresponding increased income tax expense of approximately $122,000,000 (US) for the 2009 through 2012 taxation years, with interest being charged thereon. In addition, the IRS proposed cumulative penalties of approximately $8,000,000 (US) in respect of the adjustment.

In July, a settlement was reached with the IRS regarding the proposed adjustments. As a result of the settlement, a cash payment of $122,000 (US) will be made.

13. Per share amounts

Per share amounts have been calculated based on the weighted average number of common shares outstanding during the period. The weighted average number of paid shares outstanding in 2017 was 395,792,639 (2016—395,792,522).

	Three months ended		Six months ended
	Jun 30/17	Jun 30/16	Jun 30/17	Jun 30/16
Basic loss per share computation
Net loss attributable to equity holders	$(1,564)	$(137,368)	$(19,604)	$(59,343)
Weighted average common shares outstanding	395,793	395,793	395,793	395,793

Basic loss per common share	$(0.00)	$(0.35)	$(0.05)	$(0.15)

Diluted loss per share computation
Net loss attributable to equity holders	$(1,564)	$(137,368)	$(19,604)	$(59,343)
Weighted average common shares outstanding	395,793	395,793	395,793	395,793
Dilutive effect of stock options	—	—	—	—

Weighted average common shares outstanding, assuming dilution	395,793	395,793	395,793	395,793

Diluted loss per common share	$(0.00)	$(0.35)	$(0.05)	$(0.15)

14. Statements of cash flows

	Three months ended		Six months ended
	Jun 30/17	Jun 30/16	Jun 30/17	Jun 30/16
Changes in non-cash working capital:
Accounts receivable	$842	$8,146	$127,501	$119,222
Inventories	31,999	6,451	(14,075)	(294,353)
Supplies and prepaid expenses	7,611	(16,613)	2,801	(15,429)
Accounts payable and accrued liabilities	(18,415)	(41,718)	(120,279)	(82,163)
Reclamation payments	(3,353)	(1,943)	(5,848)	(3,919)
Other	(2,916)	(1,486)	(1,728)	(4,124)

Other operating items	$15,768	$(47,163)	$(11,628)	$(280,766)

15. Share-based compensation plans

A. Stock option plan

The Company has established a stock option plan under which options to purchase common shares may be granted to employees of Cameco. Options granted under the stock option plan have an exercise price of not less than the closing price quoted on the Toronto Stock Exchange (TSX) for the common shares of Cameco on the trading day prior to the date on which the option is granted. The options carry vesting periods of one to three years, and expire eight years from the date granted.

The aggregate number of common shares that may be issued pursuant to the Cameco stock option plan shall not exceed 43,017,198 of which 27,870,289 shares have been issued.

B. Executive performance share unit (PSU)

The Company has established a PSU plan whereby it provides each plan participant an annual grant of PSUs in an amount determined by the board. Each PSU represents one phantom common share that entitles the participant to a payment of one Cameco common share purchased on the open market or cash with an equivalent market value, at the board’s discretion, at the end of each three-year period if certain performance and vesting criteria have been met. The final value of the PSUs will be based on the value of Cameco common shares at the end of the three-year period and the number of PSUs that ultimately vest. Vesting of PSUs at the end of the three-year period will be based on total shareholder return over the three years, Cameco’s ability to meet its annual operating targets and whether the participating executive remains employed by Cameco at the end of the three-year vesting period. As of June 30, 2017, the total number of PSUs held by the participants, after adjusting for forfeitures on retirement, was 1,078,200 (December 31, 2016—892,895).

C. Restricted share unit (RSU)

The Company has established an RSU plan whereby it provides each plan participant an annual grant of RSUs in an amount determined by the board. Each RSU represents one phantom common share that entitles the participant to a payment of one Cameco common share purchased on the open market or cash with an equivalent market value, at the board’s discretion. The RSUs carry vesting periods of one to three years, and the final value of the units will be based on the value of Cameco common shares at the end of the vesting periods. As of June 30, 2017, the total number of RSUs held by the participants was 501,423 (December 31, 2016—557,957).

Cameco records compensation expense under its equity-settled plans with an offsetting credit to contributed surplus, to reflect the estimated fair value of units granted to employees. During the period, the Company recognized the following expenses under these plans:

	Three months ended		Six months ended
	Jun 30/17	Jun 30/16	Jun 30/17	Jun 30/16
Stock option plan	$796	$906	$4,152	$3,453
Performance share unit plan	1,154	1,368	2,904	2,394
Restricted share unit plan	801	1,281	1,233	2,385

	$2,751	$3,555	$8,289	$8,232

Fair value measurement of equity-settled plans

The fair value of the units granted through the PSU plan was determined based on Monte Carlo simulation and the fair value of options granted under the stock option plan was measured based on the Black-Scholes option-pricing model. The fair value of RSUs granted was determined based on their intrinsic value on the date of grant. Expected volatility was estimated by considering historic average share price volatility.

The inputs used in the measurement of the fair values at grant date of the equity-settled share-based payment plans were as follows:

	Stock
	option plan	PSU	RSU
Number of options granted	1,373,040	470,120	279,892
Average strike price	$14.70	—	$14.71
Expected dividend	$0.40	—	—
Expected volatility	34%	36%	—
Risk-free interest rate	1.1%	0.9%	—
Expected life of option	4.7 years	3 years	—
Expected forfeitures	7%	9%	13%
Weighted average grant date fair values	$3.34	$14.72	$14.71

In addition to these inputs, other features of the PSU grant were incorporated into the measurement of fair value. The market condition based on total shareholder return was incorporated by utilizing a Monte Carlo simulation. The non-market criteria relating to realized selling prices and operating targets have been incorporated into the valuation at grant date by reviewing prior history and corporate budgets.

16. Financial instruments and related risk management

A. Fair value hierarchy

The fair value of an asset or liability is generally estimated as the amount that would be received on sale of an asset, or paid to transfer a liability in an orderly transaction between market participants at the reporting date. Fair values of assets and liabilities traded in an active market are determined by reference to last quoted prices, in the principal market for the asset or liability. In the absence of an active market for an asset or liability, fair values are determined based on market quotes for assets or liabilities with similar characteristics and risk profiles, or through other valuation techniques. Fair values determined using valuation techniques require the use of inputs, which are obtained from external, readily observable market data when available. In some circumstances, inputs that are not based on observable data must be used. In these cases, the estimated fair values may be adjusted in order to account for valuation uncertainty, or to reflect the assumptions that market participants would use in pricing the asset or liability.

All fair value measurements are categorized into one of three hierarchy levels, described below, for disclosure purposes. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities:

Level 1 – Values based on unadjusted quoted prices in active markets that are accessible at the reporting date for identical assets or liabilities.

Level 2 – Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3 – Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

When the inputs used to measure fair value fall within more than one level of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following tables summarize the carrying amounts and fair values of Cameco’s financial instruments that are measured at fair value, including their levels in the fair value hierarchy:

As at June 30, 2017

		Fair value
	Carrying value	Level 1	Level 2	Total
Derivative assets [note 6]
Foreign currency contracts	$22,482	$—	$22,482	$22,482
Interest rate contracts	3,669	—	3,669	3,669
Investments in equity securities [note 6]	13,316	13,316	—	13,316
Derivative liabilities [note 7]
Foreign currency contracts	(4,882)	—	(4,882)	(4,882)
Uranium contracts	(29,569)	—	(29,569)	(29,569)
Long-term debt	(1,493,886)	—	(1,698,313)	(1,698,313)

Net	$(1,488,870)	$13,316	$(1,706,613)	$(1,693,297)

As at December 31, 2016

		Fair value
	Carrying value	Level 1	Level 2	Total
Derivative assets [note 6]
Foreign currency contracts	$4,065	$—	$4,065	$4,065
Interest rate contracts	6,547	—	6,547	6,547
Investments in equity securities [note 6]	14,807	14,807	—	14,807
Derivative liabilities [note 7]
Foreign currency contracts	(29,231)	—	(29,231)	(29,231)
Uranium contracts	(29,654)	—	(29,654)	(29,654)
Long-term debt	(1,493,327)	—	(1,721,805)	(1,721,805)

Net	$(1,526,793)	$14,807	$(1,770,078)	$(1,755,271)

The preceding tables exclude fair value information for financial instruments whose carrying amounts are a reasonable approximation of fair value.

There were no transfers between level 1 and level 2 during the period. Cameco does not have any financial instruments that are classified as level 3 as of the reporting date.

B. Financial instruments measured at fair value

Cameco measures its derivative financial instruments, material investments in equity securities and long-term debt at fair value. Investments in publicly held equity securities are classified as a recurring level 1 fair value measurement while derivative financial instruments and long-term debt are classified as recurring level 2 fair value measurements.

The fair value of investments in equity securities is determined using quoted share prices observed in the principal market for the securities as of the reporting date. The fair value of Cameco’s long-term debt is determined using quoted market yields as of the reporting date, which ranged from 1.1% to 2.2% (2016—0.8% to 2.3%).

Foreign currency derivatives consist of foreign currency forward contracts, options and swaps. The fair value of foreign currency options is measured based on the Black Scholes option-pricing model. The fair value of foreign currency forward contracts and swaps is measured using a market approach, based on the difference between contracted foreign exchange rates and quoted forward exchange rates as of the reporting date.

Interest rate derivatives consist of interest rate swap contracts. The fair value of interest rate swaps is determined by discounting expected future cash flows from the contracts. The future cash flows are determined by measuring the difference between fixed interest payments to be received and floating interest payments to be made to the counterparty based on Canada Dealer Offer Rate forward interest rate curves.

Uranium contract derivatives consist of written options and price swaps. The fair value of uranium options is measured based on the Black Scholes option-pricing model. The fair value of uranium price swaps is determined by discounting expected future cash flows from the contracts. The future cash flows are determined by measuring the difference between fixed purchases or sales under contracted prices, and floating purchases or sales based on Numerco forward uranium price curves.

Where applicable, the fair value of the derivatives reflects the credit risk of the instrument and includes adjustments to take into account the credit risk of the Company and counterparty. These adjustments are based on credit ratings and yield curves observed in active markets at the reporting date.

C. Other financial instruments

The carrying value of Cameco’s cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximates its fair value as a result of the short-term nature of the instruments.

D. Derivatives

The following table summarizes the fair value of derivatives and classification on the consolidated statements of financial position:

	Jun 30/17	Dec 31/16
Non-hedge derivatives:
Foreign currency contracts	$17,600	$(25,166)
Interest rate contracts	3,669	6,547
Uranium contracts	(29,569)	(29,654)

Net	$(8,300)	$(48,273)

Classification:
Current portion of long-term receivables, investments and other [note 6]	$12,648	$4,119
Long-term receivables, investments and other [note 6]	13,503	6,493
Current portion of other liabilities [note 7]	(10,098)	(24,966)
Other liabilities [note 7]	(24,353)	(33,919)

Net	$(8,300)	$(48,273)

The following table summarizes the different components of the gain (loss) on derivatives included in net earnings (loss):

	Three months ended		Six months ended
	Jun 30/17	Jun 30/16	Jun 30/17	Jun 30/16

Non-hedge derivatives
Foreign currency contracts	$25,033	$(8,174)	$37,266	$96,051
Interest rate contracts	(1,727)	96	(1,252)	1,832
Uranium contracts	(798)	(3,262)	(1,934)	(21,754)

Net	$22,508	$(11,340)	$34,080	$76,129

17. Segmented information

Cameco has three reportable segments: uranium, fuel services and NUKEM. The uranium segment involves the exploration for, mining, milling, purchase and sale of uranium concentrate. The fuel services segment involves the refining, conversion and fabrication of uranium concentrate and the purchase and sale of conversion services. The NUKEM segment acts as a market intermediary between uranium producers and nuclear-electric utilities.

Cameco’s reportable segments are strategic business units with different products, processes and marketing strategies.

Accounting policies used in each segment are consistent with the policies outlined in the summary of significant accounting policies. Segment revenues, expenses and results include transactions between segments incurred in the ordinary course of business. These transactions are priced on an arm’s length basis, are eliminated on consolidation and are reflected in the “other” column.

Business segments

For the three months ended June 30, 2017

	Uranium	Fuel services	NUKEM	Other	Total
Revenue	$298,265	$82,411	$88,466	$598	$469,740
Expenses
Cost of products and services sold	158,887	48,750	91,433	(871)	298,199
Depreciation and amortization	55,471	9,258	11,315	2,627	78,671

Cost of sales	214,358	58,008	102,748	1,756	376,870

Gross profit (loss)	83,907	24,403	(14,282)	(1,158)	92,870
Administration	—	—	3,090	40,629	43,719
Exploration	6,047	—	—	—	6,047
Research and development	—	—	—	2,368	2,368
Other operating income	(11,409)	—	—	—	(11,409)
Loss on disposal of assets	5,195	4	4	—	5,203
Finance costs	—	—	320	27,671	27,991
Gain on derivatives	—	—	(3,811)	(18,697)	(22,508)
Finance income	—	—	(14)	(891)	(905)
Other expense	—	—	1,667	13,027	14,694

Earnings (loss) before income taxes	84,074	24,399	(15,538)	(65,265)	27,670
Income tax expense					29,296

Net loss					$(1,626)

For the three months ended June 30, 2016

	Uranium	Fuel services	NUKEM	Other	Total
Revenue	$256,162	$80,860	$128,983	$392	$466,397
Expenses
Cost of products and services sold	165,620	53,876	86,400	505	306,401
Depreciation and amortization	52,675	8,218	52,667	3,746	117,306

Cost of sales	218,295	62,094	139,067	4,251	423,707

Gross profit (loss)	37,867	18,766	(10,084)	(3,859)	42,690
Administration	—	—	3,594	57,002	60,596
Impairment charge	124,368	—	—	—	124,368
Exploration	11,549	—	—	—	11,549
Research and development	—	—	—	1,798	1,798
Loss on disposal of assets	5,205	—	7	—	5,212
Finance costs	—	—	2,541	28,947	31,488
Loss (gain) on derivatives	—	—	(1,107)	12,447	11,340
Finance income	—	—	(28)	(856)	(884)
Other income	—	—	(296)	(2,886)	(3,182)

Earnings (loss) before income taxes	(103,255)	18,766	(14,795)	(100,311)	(199,595)
Income tax recovery					(64,546)

Net loss					$(135,049)

For the six months ended June 30, 2017

	Uranium	Fuel services	NUKEM	Other	Total
Revenue	$558,337	$136,895	$166,086	$968	$862,286
Expenses
Cost of products and services sold	340,942	83,099	169,763	(655)	593,149
Depreciation and amortization	88,998	15,377	10,859	5,666	120,900

Cost of sales	429,940	98,476	180,622	5,011	714,049

Gross profit (loss)	128,397	38,419	(14,536)	(4,043)	148,237
Administration	—	—	5,962	78,469	84,431
Exploration	16,398	—	—	—	16,398
Research and development	—	—	—	4,368	4,368
Other operating income	(5,840)	—	—	—	(5,840)
Loss on disposal of assets	4,565	4	4	—	4,573
Finance costs	—	—	694	55,053	55,747
Loss (gain) on derivatives	—	—	873	(34,953)	(34,080)
Finance income	—	—	(23)	(2,152)	(2,175)
Other expense (income)	(8)	—	1,883	9,296	11,171

Earnings (loss) before income taxes	113,282	38,415	(23,929)	(114,124)	13,644
Income tax expense					33,376

Net loss					$(19,732)

For the six months ended June 30, 2016

	Uranium	Fuel services	NUKEM	Other	Total
Revenue	$602,669	$140,095	$130,949	$934	$874,647
Expenses
Cost of products and services sold	368,868	94,344	88,459	555	552,226
Depreciation and amortization	85,484	13,869	52,874	9,389	161,616

Cost of sales	454,352	108,213	141,333	9,944	713,842

Gross profit (loss)	148,317	31,882	(10,384)	(9,010)	160,805
Administration	—	—	13,326	99,446	112,772
Impairment charge	124,368	—	—	—	124,368
Exploration	26,899	—	—	—	26,899
Research and development	—	—	—	2,761	2,761
Loss on disposal of assets	8,566	—	28	—	8,594
Finance costs	—	—	3,980	54,913	58,893
Gain on derivatives	—	—	(612)	(75,517)	(76,129)
Finance income	—	—	(329)	(2,178)	(2,507)
Other expense (income)	(7,032)	—	529	25,036	18,533

Earnings (loss) before income taxes	(4,484)	31,882	(27,306)	(113,471)	(113,379)
Income tax recovery					(55,896)

Net loss					$(57,483)

18. Related parties

The shares of Cameco are widely held and no shareholder, resident in Canada, is allowed to own more than 25% of the Company’s outstanding common shares, either individually or together with associates. A non-resident of Canada is not allowed to own more than 15%.

Related party transactions

Through an unsecured shareholder loan, Cameco has agreed to fund Inkai’s costs related to the evaluation and development of block 3. The limit of the loan facility is $175,000,000 (US) and advances under this facility bear interest at a rate of LIBOR plus 2%. At June 30, 2017, $136,147,000 (US) of principal and interest was outstanding (December 31, 2016—$167,750,000 (US)).

Cameco’s share of the outstanding principal and interest was $70,671,000 at June 30, 2017 (December 31, 2016—$90,095,000) (note 6). For the quarter ended June 30, 2017, Cameco recorded interest income of $578,000 relating to this balance (2016—$508,000). For the six month period ended June 30, 2017, interest income was $1,131,000 (2016—$1,045,000).